Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Retirement Committee
of Ceridian Corporation:

We consent to incorporation by reference in the registration statement (No. 333-56822) on Form S-8 of Ceridian Corporation of our report dated June 21, 2005 relating to the statements of net assets available for benefits of the Ceridian Corporation Savings and Investment Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule as of December 31, 2004, which report appears elsewhere in this December 31, 2004 annual report on Form 11-K of the Ceridian Corporation Savings and Investment Plan.

/s/KPMG LLP

Minneapolis, Minnesota

June 28, 2005